

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 28, 2017

<u>Via E-mail</u>
James A. Joyce
Chief Executive Officer
Aethlon Medical, Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, California 92123

> **Re: Aethlon Medical, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 26, 2017**
> **File No. 333-219589**

Dear Mr. Joyce:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 22, 2017 letter.

<u>Risk Factors, page 5</u>

1.   We note your response to prior comment 7; however, your prospectus should include appropriate risk factor disclosure addressing the jury trial waiver and exclusive forum. Also, provide us support for your disclosure that the clauses are "customary and reasonable" in registered offerings.

<u>We cannot assure you that we will be able to comply with the continued listing standards of the NASDAQ Capital Market, page 21</u>

2.   Address the last sentence of prior comment 10 regarding your previous deletion of disclosure from this risk factor.

Liquidity and Capital Resources, page 47

3.   Reconcile your response to prior comment 6 with (1) your prospectus disclosure that this is a best efforts offering with no minimum required as a condition to closing, and (2) your disclosure regarding your liquidity on page 47.

Plan of Distribution, page 76

4.   Please address that part of prior comment 10 seeking disclosure of the material differences between the rights of investors who sign the securities purchase agreement and all other investors in this offering. Your revised disclosure should make clear what benefits and remedies investors who sign the agreement receive that other investors will not have.

       Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Jolie Kahn, Esq.